Exhibit 3.1

BALTIA AIR LINES, INC.

CERTIFICATE OF AMENDMENT

OF THE CERTIFICATE OF INCORPORATION

Pursuant to Section 805 of the

New York Business Corporation Law

FIRST: The name of the Corporation is Baltia Air Lines, Inc. The name under which the Corporation was formed is Baltia Air Lines, Inc. (the “Corporation”).

SECOND: The date the Corporation’s Certificate of Incorporation was filed by the Department of State is August 24, 1989.

THIRD: (a) The Corporation is presently authorized to issue an aggregate of 9,988,000,050 shares, consisting of 9,986,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”), 2,000,000 shares of preferred stock, par value $0.01 per share and 50 shares of Class B preferred stock. There are 66,500 shares of Series A Preferred Stock presently outstanding. Such Series A Preferred Stock have no voting rights and are not entitled to receive dividends. Each share of Series A Preferred Stock is convertible into three (3) shares of the Company’s Common Stock. In the case of a liquidation, the Series A Preferred Stock ranks in parity with the Common Stock. There are no shares of Class B preferred stock outstanding.

(b) Article FOURTH of the Certificate of Incorporation is hereby amended to read in its entirety as follows:

“FOURTH: (a) Designation, Amount and Par Value. Out of the authorized shares of preferred stock, there shall be designated a series of preferred stock shall be designated as Series C Convertible Preferred Stock (the “Series C Preferred Stock”) and the number of shares so designated shall be ten thousand (10,000). Each share of Preferred Stock shall have a par value of $0.01 per share with a stated value of $100.00 per share (the “Stated Value”). Holders of the Series C Preferred Stock shall each be known as “Holder” and collectively, the “Holders”. The Series C Preferred Stock shall rank senior to the Common Stock of the Company, but junior to any preferred stock designated in the future that by its terms rank senior to the Series C Preferred Stock.

(b) Dividends.

(i)          The Corporation shall pay to the Holders dividends from assets of the Corporation legally available for the payment of such dividends, which shall begin to accrue on the date of issuance of the Series C Preferred Stock (whether or not such dividends have been declared) in an annual amount equal to twelve percent (12%) of the Stated Value per annum (the “Dividend Amount”). The Dividend Amount shall be payable annually on December 31 of each year, commencing on December 31, 2017, in cash or in Common Stock.  If the Corporation elects to pay dividends in Common Stock, it must deliver a written notice to that effect to the Holders ten (10) trading days prior to the date set for payment of the dividend. Common Stock delivered in payment of the dividend will be valued at the average of the volume weighted average price (such daily price, the “VWAP”) of the Common Stock for the ten (10) trading day period ending the trading day immediately prior to the date set for the payment of the dividend in question.  A “trading day” means a day on which the market or exchange on which the Common Stock is listed or quoted for trading on the date in question is open for trading.

(ii)         No dividends shall be paid on any Common Stock of the Corporation or any capital stock of the Corporation that ranks junior to the Series C Preferred Stock until dividends in the aggregate Dividend Amount per share of Series C Preferred Stock for the current and each prior Dividend Payment Date shall have been paid or declared and set apart for payment to the Holders.

(c) Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the funds and assets of the Corporation that may be legally distributed to the Corporation’s stockholders shall be distributed among the holders of the then outstanding preferred stock that by their terms are senior in right of liquidation to the Series C Preferred Stock, then to the Holders of Series C Preferred Stock, before any distribution or payment is made with respect to any junior securities of the Corporation, including Common Stock, an amount equal to the Stated Value plus any accrued but unpaid dividends thereon and any other fees or liquidated damages due and owing with respect thereto.

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(d) Conversion.

(i)          The Holders shall have the right, but not the obligation, at any time on or after the first anniversary of the initial issuance of the Series C Preferred Stock, in whole or in part, to convert each share of Series C Preferred Stock into such number of fully paid and nonassessable shares of Common Stock at a conversion price (the “Conversion Price”) equal to fifty percent (50%) of the average closing bid price of the Company’s Common Stock on the principal trading market from February 14, 2018 to February 28, 2018, divided by the Stated Value plus accrued but unpaid dividends (subject to anti-dilution as described in Section (d)(vii) below). The Holders may exercise their conversion rights hereunder by delivering to the Corporation, during regular business hours at the principal office of the Corporation, the certificate(s) representing the shares of Series C Preferred Stock being converted hereunder, duly endorsed for transfer to the Corporation, and accompanied by a written notice stating that the Holder elects to convert such shares. Each conversion shall be deemed to have been effected on the date when such delivery is made (the “Voluntary Conversion Date”).

(ii)         As promptly as practicable after the Conversion Date, but not later than three (3) business days thereafter, the Corporation shall issue and deliver to each converting Holder a certificate(s) representing the shares of Common Stock issuable upon such conversion. In the event of a conversion of portion of a certificate of Series C Preferred Stock, the Corporation shall issue and deliver to the Holder of such certificate a new certificate covering the number of shares of Series C Preferred Stock representing the unconverted portion thereof.

(iii)        No fractional shares of Common Stock or scrip shall be issued upon conversion of shares of Series C Preferred Stock. Instead of any fractional shares of Common Stock which would otherwise be issuable upon conversion of any shares of Series C Preferred Stock, the Corporation shall pay a cash adjustment in respect of such fractional interest based upon the Conversion Price equal to the fair market value of such fractional interest as determined by the Board.

(iv)        The Corporation shall pay any and all issue and other taxes that may be payable in respect of any issue or delivery of shares of Common Stock upon conversion of any shares of Series C Preferred Stock.

(v)         The Corporation shall at all times reserve and keep available, out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the Series C Preferred Stock, the full number of shares of Common Stock deliverable upon the conversion of all issued and outstanding shares of Series C Preferred Stock.

(vi)        All shares of Common Stock which shall be issued upon conversion of the shares of Series C Preferred Stock hereunder will, upon issuance by the Corporation, be validly issued, fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issuance thereof.

(vii)       Certain Adjustments. Stock Dividends and Stock Splits.  If the Corporation, at any time while the Series C Preferred Stock is outstanding: (A) shall pay a stock dividend or otherwise make a distribution or distributions on shares of its Common Stock or any other equity or equity equivalent securities payable in shares of Common Stock (which, for avoidance of doubt, shall not include any shares of Common Stock issued by the Corporation pursuant to this Series C Preferred Sock), (B) subdivide outstanding shares of Common Stock into a larger number of shares, (C) combine (including by way of reverse stock split) outstanding shares of Common Stock into a smaller number of shares, or (D) issue by reclassification of shares of the Common Stock any shares of capital stock of the Corporation, then the Holders shall receive, upon conversion, the number of shares of Common Stock or reclassified shares or distribution such Holder would have been entitled to receive assuming such holder converted such Series C Preferred Stock immediately prior to the applicable event.  Any adjustment made pursuant to this Section shall become effective immediately after the record date for the determination of stockholders entitled to receive such dividend or distribution and shall become effective immediately after the effective date in the case of a subdivision, combination or re-classification.

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(e) Forced Redemption. On the first anniversary of the initial issuance date of the Series C Preferred Stock, the Corporation may deliver a notice to the Holders (the “Redemption Notice”) of its irrevocable election to redeem some or all of the outstanding shares of Series C Preferred Stock at a price of 120% of the Stated Value of the Series C Preferred Stock redeemed (the “Redemption Amount”). Such redemption will be consummated twenty (20) days after the Corporation delivers the Redemption Notice. Upon redemption pursuant to this Section (e) the Holders will receive in cash the Redemption Amount plus accrued but unpaid dividends until the date of the redemption.

(f) Voting Rights. Except as otherwise provided herein or as otherwise required by law, the Series C Preferred Stock shall vote with the shares of Common Stock of the Company on an as converted basis from time to time, and not as a separate class, at any annual or special meeting of stockholders of the Company, and may act by written consent in the same manner as holders of shares of Common Stock of the Company, in either case upon the following basis: each Holder shall be entitled to such number of votes as shall be equal to the whole number of shares of Common Stock into which such Holder’s aggregate shares of Series C Preferred Stock are convertible (pursuant to Section (d) above) immediately after the close of business on the record date fixed for such meeting or the effective date of such written consent. In addition, as long as any shares of Series C Preferred Stock are issued and outstanding, the Corporation shall not, without the affirmative vote of the Holders of a majority of the then issued and outstanding shares of the Series C Preferred Stock, (a) alter or change adversely the powers, preferences or rights given to the Series C Preferred Stock, (b) amend its certificate of incorporation or other organizational documents in any manner that adversely affects any rights of the Holders, or (c) increase the number of authorized shares of the Series C Preferred Stock.

(g) Miscellaneous.

(i)          Notices. Any and all notices or other communications or deliveries referred to herein will be in writing and will be delivered by registered or certified mail, return receipt request and postage prepaid, or by reputable overnight courier services, charges prepaid, or by facsimile or e-mail transmission, and will be deemed to have been given when so mailed or sent (a) to the Company, at its principal executive offices, and (b) to any stockholder, at such holder’s address (including fax number or e-mail address) as it appears in the stock records of the Company (unless otherwise indicated by notice given to the Company by any such holder).

(ii)         Lost or Mutilated Preferred Stock Certificate. If a Holder’s Preferred Stock certificate shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Preferred Stock so mutilated, lost, stolen or destroyed, but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof reasonably satisfactory to the Corporation.

(iii)        Governing Law. All questions concerning the construction, validity, enforcement and interpretation of this Certificate of Amendment shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflict of laws thereof. Each party agrees that all legal proceedings concerning the interpretation, enforcement and defense of the transactions contemplated by this Certificate of Amendment shall be commenced in the state or federal courts sitting in the City of New York, Borough of Manhattan (the “New York Courts”). Holder and Corporation hereby irrevocably submit to the exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith and hereby irrevocably waives, and agree not to assert in any suit, action or proceeding, any claim that they are not personally subject to the jurisdiction of such New York Courts, or such New York Courts are improper or inconvenient venue for such proceeding. Holder and hereby irrevocably waive personal service of process and consent to process being served in any such suit, action or proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Certificate of Amendment and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any other manner permitted by applicable law. Holder and Corporation hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Certificate of Amendment

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(iv)        Waiver. Any of the rights, powers or preferences of the Holders of Series C Preferred Stock set forth herein may be waived by the affirmative consent or vote of the Holders of at least a majority of the shares of Series C Preferred Stock then outstanding.

(v)         Severability. If any provision of this Certificate of Amendment is invalid, illegal or unenforceable, the balance of this Certificate of Amendment shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances.

This Certificate of Amendment was adopted by the Board of Directors of the Corporation under the authority of Section 502 of the Business Corporation Law.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be duly executed by its President and Secretary on March 9, 2017.

BALTIA AIR LINES, INC.

/s/ Anthony D. Koulouris
Name:	Anthony D. Koulouris
Title:	President

/s/ Walter Kaplinsky
Name:	Walter Kaplinsky
Title:	Secretary

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